   One Williams Center
        P.O. Box 2400, MD 35-8
        Tulsa, OK  74102-2400

November 14, 2008

Chris White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:           Apco Argentina Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 11, 2008
Form 10-Q for fiscal quarter ended June 30, 2008
Filed on August 8, 2008
File No. 0-08933
Supplemental Response dated September 26, 2008
File No. 0-8933

Dear Mr. White:

On behalf of Apco Argentina Inc. (the “Company”), a Cayman Islands company, set forth below is our response to the comment by the staff of the Division of Corporation Finance received by letter dated October 30, 2008:

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Income, page 20

1.  We note your response to prior comment 2 in our letter dated September 8, 2008, but cannot agree with your conclusion.  We do not object to your presenting depreciation, depletion and amortization as a separate line item.  However, SAB Topic 11:B requires that you clarify when depreciation, depletion and amortization are excluded from the operating expense line.  Therefore, we suggest that you rename the operating expense line to read, “Operating expense, exclusive of depreciation, depletion and amortization shown separately below” to comply with presentation requirement of SAB Topic 11:B.  Please confirm your intent to comply in future filings.

Response:
As shown in the proposed Consolidated Statements of Income attachment, we propose to rename the heading formerly labeled “Costs and Expenses” as “Costs and Operating Expenses” and we propose to rename the line item labeled ‘operating expense’ as ‘Production and lifting costs’.

We believe that the repetition of the phrase or caption depreciation, depletion and amortization in more than one line item is redundant and the reader will be best served by the more descriptive heading “Costs and Operating Expenses” and by a more precise labeling of what was formerly “Operating expense” as “Production and lifting costs”. We feel this more precise accurately describes the components of the line item and is consistent with the presentation of other filers in our industry.

Furthermore, we believe that the presentation proposed above and in the attachment meets the requirement of SAB Topic 11:B because it clearly identifies the detailed operating costs which are exclusive of depreciation, depletion and amortization.  We believe this presentation reflects the costs and operating expenses applicable to our sales and revenues consistent with Article 5-03(b)(2) of Regulation S-X.

We plan to make the proposed changes to the Consolidated Statements of income outlined above beginning with the Company’s 2008 Form 10-K.

End of Response

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please contact me at (918) 573-1616 or by fax (918) 573-5630.

Sincerely,

\s\ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer

Attachment

Attachment

PROPOSED
APCO ARGENTINA INC.
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,
	20XX	20XX	20XX
(Amounts in Thousands Except Per Share Amounts)
REVENUES:
Oil revenues………………………………………………………..	$XXX	$XXX	$XXX
Natural Gas revenues……………………………………………..	XXX	XXX	XXX
LPG revenues………………………………………………………	XXXX	XXXX	XXXX
TOTAL OPERATING REVENUES	XXXX	XXXX	XXXX

COSTS AND OPERATING EXPENSES:
Production and lifting costs………………………………………….	XXX	XXX	XXX
Provincial production taxes……………………………………….	XXX	XXX	XXX
Transportation and storage……………………………………….	XXX	XXX	XXX
Selling and administrative………………………………………….	XXX	XXX	XXX
Depreciation, depletion and amortization……………………….	XXX	XXX	XXX
Exploration expense………………………………………………..	XXX	XXX	XXX
Argentine taxes other than income……………………………….	XXX	XXX	XXX
Foreign exchange losses (gains)………………………………….	XXX	XXX	XXX
Other expense (gain)………………………………………………..	XXX	XXX	XXX
	XXXX	XXXX	XXXX
TOTAL OPERATING INCOME	XXXX	XXXX	XXXX
INVESTMENT INCOME
Interest and other income………………………………………….	XXX	XXX	XXX
Equity income from Argentine investments……………………..	XXXX	XXXX	XXXX
	XXXX	XXXX	XXXX
Minority interest expense…………………………………………….	XXXX	XXXX	XXXX
Income before Argentine income taxes……………………………..	XXXX	XXXX	XXXX
Argentine income taxes……………………………………………….	XXXX	XXXX	XXXX

NET INCOME……………………………………………………….	$XXXX	$XXXX	$XXXX

Earnings per ordinary share – basic and diluted:
NET INCOME PER SHARE………………………………………..	$X.XX	$X.XX	$X.XX

Average ordinary shares outstanding – basic and diluted………..	XXXXX	XXXXX	XXXXX

The accompanying notes are an integral part of these consolidated financial statements.